

November 15, 2021

Louis Salamone
Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
1200 East Market Street , Suite 650
Akron , Ohio 44305

> **Re: Babcock & Wilcox Enterprises, Inc.**
> **Form 10-K for the Year Ended Ended December 31, 2020**
> **Filed March 8, 2021**
> **File No. 001-36876**

Dear Mr. Salamone:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Non-GAAP Financial Measures, page 34

1. We note the first sentence in the introductory paragraph for Results of Operations where you disclose that the Adjusted EBITDA table is consistent with the way your chief operating decision maker reviews the results of your operations and makes strategic decisions about your business. Following that table, you also present adjusted gross profit as a non-GAAP measure impacting your segment results. Please clarify to us, which profitability measure management believes is the one determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your financial statements and revise your presentations and reconciliations in all future filings to comply with Question 104.1 of the Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations, issued April 4, 2018 and ASC 280-10-50-28 as necessary.

2. We note that you present Adjusted Gross Profit as a non-GAAP measure and reconcile it

to operating loss. As it would appear that gross profit would be the most comparable GAAP measure, please tell us why management decided to reconcile Adjusted Gross Profit to operating loss. In addition, please tell us why the adjustments made are appropriate considering Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretations on non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing